NORTH AMERICAN NICKEL INC.
301 – 260 W. Esplanade
North Vancouver, B.C.
V7M 3G7

Tel: (604) 986-2020
Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL INC. ANNOUNCES THE APPOINTMENT OF NEIL RICHARDSON AND JOHN PATTISON TO THE
ADVISORY BOARD; GRANT OF STOCK OPTIONS

Vancouver, B.C. – December 9, 2010 – North American Nickel Inc. (OTCbb: “WSCRF”; CUSIP: 65704T 108) is pleased to announce the appointment of Neil Richardson and John Pattison to the Advisory Board.

Mr. Richardson has over 22 years experience in mineral exploration and mining operations of base metal and precious metal deposits throughout Canada. Mr. Richardson is the newly appointed COO of VMS Ventures (TSXV: VMS), which owns approximately 45% of North American Nickel. Prior to his appointment, Neil was the Manager of Exploration for Murgor Resources Inc. Prior to joining Murgor in 2006, he worked for HudBay Minerals Inc. as a Senior Exploration Geologist responsible for greenfield and brownfield projects in the Flin Flon — Snow Lake area. He was part of a team that discovered a number of new mineralized zones throughout the belt. He also has past experience as a Senior Mine Geologist with extensive background in resource — reserve estimations and operations.

John Pattison is a professional geoscientist with a B.Sc. degree in Geological Sciences from the University of Toronto. He has a strong technical background and over 25 years experience in copper-zinc and nickel-copper-PGE sulphide exploration. He specializes in the effective application of Geographical Information Systems (GIS) technology to mineral exploration. John presently consults to VMS Ventures and is also on their Advisory Board.

Recently, he was Chief Geologist with Exploration Syndicate, Inc. where he was part of a team of geoscientists that discovered high-grade copper-zinc massive sulphide on the western side of the Flin Flon belt at Suggi Lake, Saskatchewan in 2008. From 1983 to 2002 John worked with Falconbridge Limited and associated companies where he was responsible for managing base metal, PGE and gold exploration projects throughout Canada and southern Africa. After leaving Falconbridge in 2002 and prior to joining Exploration Syndicate in 2006 John provided geological consulting services to major and junior mining companies including Falconbridge and Anglo American.

The Company has granted incentive stock options to certain directors, officers, employees, consultants and advisors of the Company to purchase up to 200,000 common shares in the capital of the Company pursuant to the Company’s stock option plan and subject to regulatory approval. The options are exercisable, on or before December 8, 2015 at an exercise price of $0.10 per share.

About North American Nickel

North American Nickel is a mineral exploration company with properties in the Sudbury, Ontario and Thompson, Manitoba mining camps. The Company’s initial focus is on two Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset dyke structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dyke or MOD. The MOD is interpreted to be an extension of the Worthington Offset dyke which is a 10 to 11 kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has acquired 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba. North American Nickel Inc. is a member of the North Shore Mining Group.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118